UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300
Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Election of Anthony Chow to the Board of Directors

As previously disclosed, on July 8, 2025, Mr. Fred Faching Chang resigned from the Board of Directors (the “Board”) of Newegg Commerce, Inc. (the “Company’), leaving a casual vacancy on the Board. On August 9, 2025, the shareholders of the Company elected the Company’s Chief Executive Officer, Mr. Anthony Chow, to fill the casual vacancy left by Mr. Chang’s resignation pursuant to Article 8.1(iii) of the Amended and Restated Memorandum and Articles of Association of the Company.

Mr. Chow has served as the Chief Executive Officer of Newegg since 2020. In this role, he is responsible for setting the Company’s strategic direction and working closely with Newegg’s executives for consistent execution across the organization. Mr. Chow holds a Bachelor’s degree in Electrical & Electronics Engineering from the University of Toledo, and an Executive MBA from the UCLA Anderson School of Management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

August 13, 2025	By:	/s/ Christina Ching
Christina Ching
Interim Chief Financial Officer

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